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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form N-8F

I.       General Identifying Information

1.       Reason fund is applying to deregister:

         [X ]  Merger

         [  ]  Liquidation

         [  ]  Abandonment of Registration

         [  ]  Election of status as a Business Development Company

2.       Name of fund:

         Gradison Custodian Trust

3.       Securities and Exchange Commission File No.:  811- 05198

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X  ]    Initial Application       [  ]     Amendment

5.       Address of principal Executive Office:

         580 Walnut Street
         Cincinnati, Ohio  45202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Richard Wachterman
                  McDonald Investments Inc.
                  580 Walnut Street
                  Cincinnati, Ohio  45202
                  (513) 579-5076

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  McDonald Investments Inc.
                  580 Walnut Street
                  Cincinnati, Ohio  45202
                  513-579-5076

8.       Classification of fund:
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         [ X ]  Management company;

         [   ]  Unit investment trust; or

         [   ]  Face-amount certificate company,

9.       Subclassification if the fund is a management company:

         [ X ]  Open-end         [  ]  Closed-end

10.      State law under which the fund was organized or formed:

         Ohio trust

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         McDonald Investments Inc.
         580 Walnut Street
         Cincinnati, Ohio  45202

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         BISYS Fund Services Limited Partnership
         3435 Stelzer Road
         Columbus, Ohio  43219

         McDonald Investments Inc.
         580 Walnut Street
         Cincinnati, Ohio  45202

13.      If the fund is a unit investment trust ("UIT") provide:

          (a)     Depositor's name(s) and address(es):

          (b)     Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

         [  ]     Yes      [X  ]    No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811- ____

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
         concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ X ]    Yes      [  ]     No

         If Yes, state the date on which the board vote took place:
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         November 6, 1998

         If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [ X ]   Yes      [  ]     No

         If Yes, state the date on which the shareholder vote took place:

         March 5, 1999

         If No, explain:

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connect with the Merger or Liquidation?

         [ X ]   Yes      [  ]     No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                 March 29, 1999

         (b)     Were the distributions made on the basis of net assets?

                 [ X ]    Yes      [  ]    No

         (c)     Were the distributions made pro rata based on share ownership?

                 [ X  ]   Yes      [  ]    No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                 Gradison Government Income Fund 1:1 Ratio - the surviving fund maintained the financial history of this fund after merger. Prior to the merger, the acquiring fund effected a reverse split to equalize its net asset value with the net asset value of the Fund.

         (e)     Liquidations only:
                 Were any distributions to shareholders made in kind?

                 [  ]     Yes      [  ]    No

                 If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [  ]     Yes     [  ]     No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
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18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ X ]    Yes     [  ]     No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]     Yes     [ X ]    No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [  ]     Yes     [ X ]    No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)     Why has the fund retained the remaining assets?

         (c)     Will the remaining assets be invested in securities?

                 [  ]     Yes      [  ]    No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]     Yes     [ X ]    No

         If Yes,
         (a)     Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)     List the expenses incurred in connection with the Merger or
                 Liquidation:

                 (i)     Legal expenses:   $22,318.92

                 (ii)    Accounting expenses:       $601.95

                 (iii)   Other expenses (list and identify separately):         Printing:        $ 4,402.81
                                                                                   Audit:        $ 2,996.25
                                                                              Solicitation:      $27,609.75

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                  (iv)   Total expenses (sum of lines (i)-(iii) above):
                         $57,929.68

                  There were no Administraton or Sub-Administration costs.

         (b) How were those expenses allocated? The expenses were allocated based on the total assets in each Fund at the time of the merger.

         (c)      Who paid those expenses?   The Administrator of the Victory
                  Portfolios (BISYS Fund Services Ohio Inc.) paid $6,500.23. KeyCorp or one of its subsidiaries paid $20,647.73. The Victory Portfolios paid $30,781.72 of the expenses.

         (d)      How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]     Yes      [ X ]    No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [  ]     Yes      [ X ]    No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]     Yes      [ X ]    No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         The Victory Portfolios - Fund for Income - Class G Series

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811 - 4852

         (d) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  811-4852      N14      1/28/99

                                 VERIFICATION
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                  The undersigned states that (I) he or she has executed this
         Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Gradison Custodian Trust, (ii) he or she is the Secretary of Gradison Custodian Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                             \s\ Richard Wachterman
                                             -----------------------------------
                                                 Richard Wachterman
                                                 Secretary